POINT ACQUISITION CORPORATION

No. 88 Gengsheng Road, Dayugou Town

Gongyi, Henan China  451271

(86) 371-64059818

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 1, 2007 to the holders of record (the “Stockholders”) of the common stock, par value $0.001 per share (“Common Stock”) of Point Acquisition Corporation, a Nevada corporation (the “Company”) at the close of business on April 25, 2007 (the “Record Date”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated as of April 25, 2007, by and among the Company, Powersmart Holdings Limited, a British Virgin Islands company (“Powersmart”) and its sole shareholder, Mr. Shunqing Zhang (the “Share Exchange Agreement”). The transactions contemplated by the Share Exchange Agreement were also consummated on April 25, 2007 (the “Closing Date”).  Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Point Acquisition Corporation.

This Information Statement is being furnished to the Stockholders, pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of our securityholders.

A copy of the Share Exchange Agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 27, 2007.

WE ARE NOT SOLICITING YOUR PROXY.  NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On April 25, 2007, we entered into the Share Exchange Agreement, with Powersmart and its sole shareholder, Mr. Shunqing Zhang, pursuant to which, Mr. Zhang agreed to transfer to us all of the issued and outstanding stock of Powersmart, in exchange for 16,887,815 shares of our Common Stock, representing in the aggregate, approximately 70.3% of our issued and outstanding equity interest and voting rights.  As of the Record Date, we had approximately 1,802,871 shares of Common Stock outstanding.  Holders of our Common Stock are entitled to one vote per share on all matters for which our securityholders are entitled to vote.  The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of our Company.

In connection with the Closing of the Share Exchange Agreement, Mr. Timothy P. Halter has agreed to resign from all offices that he holds with our Company, effective as of the Closing Date, and as our director, effective as of the tenth day following the mailing of this Information Statement to the Stockholders (the “Effective Date”).  Mr. Shunqing Zhang has been appointed as our President and Chief Executive Officer, effective immediately, and as our director, as at the Effective Date.  Mr. Hongfeng Jin was also appointed as our Interim Chief Financial Officer, Interim Treasurer and Interim Secretary.

You are not required to vote on this change of directors and your vote is not requested.  Normally, the election of directors requires a plurality of the votes entitled to vote and voting on the election of directors that are present in person or represented by proxy at a meeting held for the election of directors.  In this case, our current director is resigning in connection with a change of control transaction and that director is appointing a new director to fill a vacancy on the board.  The successor director will ultimately become our sole director.  Therefore, no vote of shareholders is required to effectuate the resignation of the current director and the appointment of the new director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our equity securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by:

•

each securityholder known by us to be the beneficial owner of more than 5% of our outstanding securities prior to and after the closing of the transactions contemplated by the Share Exchange Agreement;

•

each of our current directors prior to and following the closing of the Share Exchange Agreement;

•

each of our named executive officers listed in the table under the caption “Executive Compensation” prior to and following the closing of the Share Exchange Agreement; and

•

all current directors and executive officers as a group prior to and following the closing of the Share Exchange Agreement.

Unless otherwise specified, the address of each of the persons set forth below is in care of Point Acquisition  Corporation, No. 88 Gengsheng Road, Dayugou Town Gongyi, Henan China  451271.

Name and Address of Beneficial Owner (1)	Before Closing of the Share Exchange Agreement		After Closing of the Share Exchange Agreement
	Amount of Beneficial Ownership	Percent of Common Stock(2)	Amount of Beneficial Ownership	Percent of Common Stock(3)
Officers and Directors
Timothy P. Halter (5)(6) 12890 Hill Top Road Argyle, TX 76226	1,270,400	70.5%	1,270,400	5.3%
Shunqing Zhang(4)	-0-	*	16,887,815	70.3%
Hongfeng Jin	-0-	*	-0-	*
Bo Hu	-0-	*	-0-	*
Zhenyong Bi	-0-	*	-0-	*
5% Security Holders
David Brigante (6) 12890 Hill Top Road Argyle, TX 76226	1,270,400	70.5%	1,270,400	5.3%
George L. Diamond (6) 12890 Hill Top Road Argyle, TX 76226	1,270,400	70.5%	1,270,400	5.3%
Marat Rosenberg (6) 12890 Hill Top Road Argyle, TX 76226	1,270,400	70.5%	1,270,400	5.3%
Glenn A. Little(7) 12890 Hill Top Road Argyle, TX 76226	268,200	14.9%	268,200	*
Shufang Zhang c/o 12890 Hill Top Road Argyle, TX 76226	127,400	7.0%	127,400	*
Shunqing Zhang(4)	-0-	*	16,887,815	70.3%
Officers and Directors as a Group
1 person named above before the Closing and 5 persons named above after the Closing	1,270,400	70.5%	18,158,215	75.5%

          * Less then 1%

1 Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Each of the beneficial owners listed above has direct ownership of and sole voting and investment power with respect to the shares.

2  At the Record Date, a total of 1,802,871 shares of our Common Stock were issued and outstanding.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

3  Immediately after the Closing Date, a total of 24,038,280 shares of our Common Stock were issued and outstanding.  For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

4Includes 3,312,134 of Mr. Zhang’s shares that have been placed in escrow and may be released to certain investors in the event that we do not meet certain performance thresholds for 2007 and 2008.

5 Includes 609,792 shares of our common stock owned by Halter Financial Investments, L.P., or “HFI”, of which Halter Financial Investments GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFI.

6 Includes 660,608 shares of our common stock owned by Halter Financial Group, L.P., or “HFG”, of which Halter Financial Group GP, LLC is the sole general partner. The limited partners of HFI are: (i) TPH Capital, L.P. of which TPH Capital GP, LLC is the general partner and Timothy P. Halter is the sole member of TPH Capital GP, LLC; (ii) Bellfield Capital Partners, L.P. of which Bellfield Capital Management, LLC is the sole general partner and David Brigante is the sole member of Bellfield Capital Management, LLC; (iii) Colhurst Capital L.P of which Colhurst Capital GP, LLC is the general partner and George L. Diamond is the sole member of Colhurst Capital GP, LLC; and (iv) Rivergreen Capital, LLC of which Marat Rosenberg is the sole member. As a result, each of the foregoing persons may be deemed to be a beneficial owner of the shares held of record by HFG.

7 Includes 200,000 shares of our common stock held by Pershing LLC FBO Glenn A Little IRA Acct. #018 803049 and 68,200 shares of our common stock held of record by Glenn A. Little.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% securityholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2006, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CHANGES TO THE BOARD OF DIRECTORS

On the Closing Date, the sole member of the Board of Directors, Mr. Timothy P. Halter, submitted his resignation and appointed Mr. Shunqing Zhang, the Chief Executive Officer of Powersmart,  to our Board of Directors.  Such resignation and appointment will become effective on the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming director is not currently one of our directors, does not hold any position with us and has not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, none of our officers or incoming or existing directors has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following sets forth the name and position of each of our current executive officers and directors.

Name	Age	Position

Timothy P. Halter(1)	40	Director

Shunqing Zhang(2)	53	CEO, President and Chairman

Bo Hu	43	President of Zhengzhou Duesail Fracture Proppant Co. Ltd.

Zhenyong Bi	36	Manager of Henan Gengsheng Refractories Co., Ltd.

Hongfeng Jin	33	Interim Chief Financial Officer, Interim Treasurer and Interim Secretary

______________________________

(1) Former President, CEO and CFO prior to April 25, 2007 and current director until the 10th day following the mailing of an information statement complying with Rule 14f-1 of the Exchange Act.

(2) Will become a director upon the effective date of the resignation of Timothy P. Halter.

Timothy P. Halter.  Mr. Halter became our sole director, President, Secretary and Treasurer on January 3, 2007.  On April 25, 2007, Mr. Halter resigned from all offices he held with us.  On the same date, Mr. Halter submitted his resignation as our sole director, which will become effective upon the 10th day following the mailing of this information statement.  Since 1995, Mr. Halter has been the President and the sole stockholder of Halter Financial Group, Inc., a Texas based consulting firm specializing in the area of mergers, acquisitions and corporate finance.  Mr. Halter currently serves as a director of DXP Enterprises, Inc., a public corporation (Nasdaq: DXPE), and is an officer and director of Nevstar Corporation., a Nevada corporation, Millennium Quest, Inc., a Delaware corporation, and Marketing Acquisition, Inc., a Nevada corporation.

Shunqing Zhang. Mr. Zhang became our CEO and President on April 25, 2007 and will become our Chairman upon the resignation of Timothy P. Halter which is expected to become effective on or about May 11, 2007.  Mr. Zhang was elected Chairman of the Board and CEO of Henan Gengsheng in December, 2005.  Prior to that, he became President of Henan Gengsheng in June 2002.  Mr. Zhang served as Chairman of the Board and President of Gengsheng Industry Group of Henan Province from 1997 to 2002.  He served as Director of Academy of the Ministry of Metallurgy Lofa Resistance Associated Experimental Plant in Gongyi City, a refractories manufacturer, since 1986.  Mr. Zhang is a former Secretary of a local coal mine at Dayugou Town, Gongyi City. Mr. Zhang holds an associate degree from China Central Radio and TV University.

Bo Hu.  Mr. Hu was elected President of our subsidiary Duesail, in January 2006.  He is also a vice manager of Henan Gengsheng since January 2007.  Mr. Hu served as Manager of Fuchang Smelting LLC., a metallurgy company, from January 2004 to December 2005.  Prior to that, he held the position of Associate Director and later promoted to Director of Rendu Zhenfeng Cement Factory, a cement manufacturer, from January 2001 to December 2003.  From January 1998 to December 2000, Mr. Hu was the Associate Director of Zhengzhou Yanxin Cement Factory. Mr. Hu served as Associate Manager of Zhengzhou Jinda Cement Co., Ltd. from January 1993 to December 1997.  From January 1991 to December 1992, Mr. Hu was the Associate Director of Gongyi Metallurgical Charging factory, a metallurgy company.  Mr. Hu was the Associate Director of Gongyi First Cement Factory from January 1990 to December 1990.  Mr. Hu holds an associate degree from Luoyang Institute of Building Materials Industry.

Zhenyong Bi. Mr. Bi was elected Manager of Henan Gengsheng Refractories Co., Ltd in 2004. Prior to that position, he served as General Manager of Henan Gengsheng Refractories from January 2003 to December 2003. Mr. Bi worked at Institute of Luoyang Refractory materials as a researcher from August 1997 to December 2002. He holds a bachelor's degree from Zhengzhou University and a Master's degree from Luoyang Institute of Refractories.

Hongfeng Jin.  Mr. Jin became our Interim Chief Financial Officer, Interim Treasurer and Interim Secretary on April 25, 2007.  Mr. Jin was appointed as the Vice Manager in change of the Finance Department of Henan Gengsheng in December 2006.  Prior to that, he served as a project manager for Asia-Pacific Accounting Group Limited, an accounting firm, from July 1997 to December 2006.  Mr. Jin holds a bachelor's degree in accounting from Central University of Finance and Economics.

Except as noted above, there are no other agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of no will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Board Composition and Committees

The board of directors is currently composed of one member, Timothy P. Halter, who has tendered his resignation.  Mr. Halter’s resignation will become effective on the tenth day following the mailing to our stockholders of an information statement that complies with the requirements of Section 14f-1 of the Exchange Act.  We expect his resignation to become effective on or about May 11, 2007.  All Board action requires the approval of a majority of the directors in attendance at a meeting at which a quorum is present.

We currently do not have standing audit, nominating or compensation committees.  Currently, our entire board of directors is responsible for the functions that would otherwise be handled by these committees.  We intend, however, to establish an audit committee, a nominating committee and a compensation committee of the board of directors as soon as practicable.  We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors, evaluating our accounting policies and our system of internal controls.  The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors.  The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures.  The compensation committee will be primarily responsible for reviewing and approving our salary and benefit policies (including stock options), including compensation of executive officers.

Our board of directors has not made a determination as to whether any member of our board is an audit committee financial expert.  Upon the establishment of an audit committee, the board will determine whether any of the directors qualify as an audit committee financial expert.

Director Compensation

We have not paid our directors fees in the past for attending scheduled and special meetings of our board of directors.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We do reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

Family Relationships

There are no family relationships among our directors or officers.

Code of Ethics

On April 25, 2007, our board of directors adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer, and principal accounting officer.  The code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, confidentiality, trading on inside information, and reporting of violations of the code. A copy of the code of ethics has been filed as Exhibit 14 to our Current Report on Form 8-K filed with the SEC on April 27, 2007.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Transactions with related persons

On April 25, 2007, we consummated the transactions contemplated by the Share Exchange Agreement with the sole owner of all issued and outstanding capital stock of Powersmart, Mr. Shunqing Zhang, our President and CEO. Pursuant to the Share Exchange Agreement, we acquired 100% of the outstanding capital stock of Powersmart Holdings Limited in exchange for 16,887,815 shares of our common stock. As a result of this transaction, Mr. Zhang became the beneficial owner of approximately 70.3% of our outstanding capital stock.

On September 5, 2006, Powersmart and Smarthigh Holdings Limited, a BVI limited company, entered into a financial advisory agreement or Financial Advisory Agreement with HFG International, Limited, a Hong Kong corporation, which was amended on April 17, 2007.  Under the Financial Advisory Agreement, as amended, HFG International, Limited agreed to provide us with financial advisory and consulting services in implementing a restructuring plan, advising us on matters related to a capital raising transaction and facilitating Powersmart’s going public transaction.  In consideration for these services, HFG International, Limited was paid a fee of $950,000 upon the closing of the going public transaction.  Our director, Timothy P. Halter, is the principal stockholder and the chief executive officer of HFG International, Limited.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our board of directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions."  For purposes of our policy only, we expect that a "related-person transaction" will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $50,000.  Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not expected to be covered by this policy. A related person is expected to include any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our board of directors) for consideration and approval or ratification.  Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

Promoters and Certain Control Persons

We did not have any promoters at any time during the past five fiscal years.

EXECUTIVE COMPENSATION

Compensation Discussion And Analysis

Background and Compensation Philosophy

Our President and Chief Executive Officer, Shunqing Zhang, is also our controlling shareholder.  In addition, Hongfeng Jin is serving as our Interim Chief Financial Officer, Interim Treasurer and Interim Secretary.  Currently, the compensation of our named executive officers has been determined by Mr. Zhang.  As we gain more named executive officers in the future, we expect that our board of directors will form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and will have full authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.  We expect that our compensation committee will reward superior individual and company performance with commensurate cash and other compensation.  A substantial portion of each executive's total compensation will be variable and delivered on a pay-for-performance basis.

Our compensation program will provide compensation opportunities, contingent upon performance, that are competitive with the practices of other financial intermediary businesses.  In this regard, we expect that our compensation committee will base its decisions and recommendations in part on the attainment of performance goals, such as annual operating revenues, operating income, pro forma net income and year-to-year improvements in financial results.

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our Principal Executive Officer and Interim Principal Financial Officer.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensation Earnings ($)	Non- qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Glenn A. Little, President, CEO, CFO and Director (1)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Timothy P. Halter, Director, CEO and CFO (2)	2006	-	-	-	-	-	-	-	-
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-
Shunqing Zhang, Chairman, CEO, President (3)	2006	33,766	-	-	-	-	-	-	33,766
	2005	33,766	-	-	-	-	-	-	33,766
	2004	33,766	-	-	-	-	-	-	33,766
Hongfeng Jin, Interim CFO, Interim Treasurer and Interim Secretary (4)	2006	1,058	-	-	-	-	-	-	1,058
	2005	-	-	-	-	-	-	-	-
	2004	-	-	-	-	-	-	-	-

(1) Glenn A. Little resigned from all offices he held with Point Acquisition Corporation and from his position as our sole director on January 3, 2007.

(2) Timothy P. Halter resigned from all offices he held with Point Acquisition Corporation on  April 25, 2007 and from his position as our director effective on the tenth day following the mailing to our securityholders of an information statement that complies with the requirements of Section 14f-1 of the Exchange Act.  We expect this resignation to become effective on or about May 11, 2007.

(3) On April 25, 2007, Point Acquisition Corporation acquired Powersmart in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Shunqing Zhang became our CEO and President.  Prior to the effective date of the reverse acquisition, Mr. Zhang served as Chairman and Chief Executive Officer of Powersmart Holdings Limited.  The annual, long term and other compensation shown in this table includes the amount Mr. Zhang received from Powersmart Holdings Limited prior to the consummation of the reverse acquisition.

(4) On April 25, 2007, Mr. Jin became our Interim Chief Financial Officer, Interim Treasurer, and Interim Secretary.  Prior to the effective date of the reverse acquisition, Mr. Jin joined Henan Gengsheng in December 2006 as Vice Manager in change of its Finance Department.

Elements of Compensation

Base Salary.  Currently our named executive officers receive a base salary as determined by Mr. Shunqing Zhang.  Mr. Zhang’s 2007 annual base salary is approximately $33,766; Mr. Jin’s 2007 annual base salary is approximately $12,693.

Discretionary Bonus.  Historically, we have not paid bonus compensation to our executive officers. If the Board of Directors determines to do so in the future, it will be on an ad hoc basis to recognize superior performance by executive officers. If the Board of Directors determines to make bonus compensation a regular part of our executive compensation package, the compensation committee will adopt a formal incentive bonus plan, which will establish performance goals for each of the executive officers and maximum amounts that may be earned upon attainment of such performance goals.

Stock-Based Awards under the Equity Incentive Plan.  Presently, we have not established an equity based incentive program and have not granted stock based awards as a component of compensation. In the future, we may adopt and establish an equity incentive plan pursuant to which awards may be granted and which will provide us with the ability to provide to our eligible employees, including each of our named executive officers, grants of stock compensation awards based on our shares if our compensation committee determines that such awards are in the best interests of our Company and our securityholders.

We expect that the purpose of any such plan will be to attract, retain and motivate our named executive officers and to align their interests with those of securityholders through equity-based compensation and enhanced opportunities for ownership of shares of our common stock. The plan will be designed to reward named executive officers for increases in our stock price and to provide us with optimal flexibility in the way that we do so. It will permit our compensation committee to grant stock options, stock appreciation rights, restricted stock, deferred stock, bonus stock, performance awards, dividend equivalents and other stock-based awards. The nature and terms of such awards will be determined at the time of the adoption of such plan.

Retirement Benefits

Under a provision in the Henan Gengsheng’s regulations handbook, all male employees upon reaching age 55 and all female employees upon reaching age 50 are eligible for a lump-sum, one-time payment when they retire from Henan Gengsheng.  This payment is in addition to the pension plan mandated by the Chinese government.  This payment is based on a formula, which is calculated based on the number of years employed by Henan Gengsheng times RMB200.  As employees of Henan Gengsheng, Mr. Zhang and Mr. Jin are eligible to receive this benefit.

Perquisites

Historically, we have provided our named executive officer with perquisites and other personal benefits that we believe are reasonable but not material to our financial results.  We do not view perquisites as a significant element of our comprehensive compensation structure, but do believe they can be useful in attracting, motivating and retaining the executive talent for which we compete.  We believe that these additional benefits assist our named executive officer in performing his duties and provide time efficiencies for him.  As we gain more executive officers in the future, we expect that our compensation committee will periodic review these perquisites.

Deferred Compensation

We do not currently have any deferred compensation plan.

Stock Option and Stock Appreciation Rights

We do not currently have a stock option plan or stock appreciation rights plan.  No stock options or stock appreciation rights were awarded during the fiscal year ended December 31, 2006.

Employment Agreements

Our subsidiary Henan Gengsheng has employment agreements with the following executive officers.

Shunqing Zhang.  Mr. Zhang’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr.. Zhang is receiving an annual salary of approximately $33,766 under the agreement.

Bo Hu.  Mr. Hu’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Hu is receiving an annual salary of approximately $10,390 under the agreement.

Zhenyong Bi.  Mr. Bi’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Bi is receiving an annual salary of approximately $23,376 under the agreement.

Hongfen Jin.  Mr. Jin’s employment agreement became effective as of January 1, 2007 and terminates on December 31, 2009.  We expect that this agreement will be renewed by the parties upon its expiration.  Mr. Jin is receiving an annual salary of approximately $12,693 under the agreement.

Our executive officers are not entitled to severance payments upon the termination of their employment agreements. They are subject to the customary non-competition and confidentiality covenants.

Limitation of Liability and Indemnification

Our by-laws states that no director shall be liable to us or any of our securityholders for monetary damages for breach of fiduciary duty as a director, except with respect to (i) a breach of the director's duty of loyalty to our Company or its securityholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability which may be specifically defined by law, or (iv) a transaction from which the director derived an improper personal benefit.  In addition, our by-laws provides that we indemnify, to the fullest extent permitted by law, each person that such law grants us the power to indemnify.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of securityholders.  Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the sale of the Shares contemplated by the Securities Purchase Agreement. No vote or other action is being requested of the Stockholders.  This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.